SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  August 15, 2023

Q2 2023
Earnings
Presentation



August 15, 2023

Disclaimer

This presentation speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 20, 2023 and the Reference Form filed with the Brazilian Securities and Exchange Commission on May 29, 2023. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian Real, the official currency of Brazil.


Lucas Oliveira
Maria Almeida

Continued Growth of The World's Largest Digital Banking Platform


Customers
Credit Card
0.0 0.0 0.0 0.0 0.0 0.1 0.2 0.3 0.5 0.7 1.0 1.2 1.6 1.9 2.4 3.0 3.7 4.4 5.2 6.0 7.7 11.2 15.6 20.1 23.5 26.1 29.7 33.3 37.1 41.7 48.1 53.9 59.6 65.3 70.4 74.6 79.1 83.7
85MM
July'23
PIX
Cognitect
PJ Bank Slip
Secured Cards
RDB Locked
Insurance
Donations – App
NuLife
Ultraviolet
CC Bank Slip Pay
BNPL
FX Remittances
Auto Equity
WhatsApp Pay
Google Pay
Apple Pay
NuLab
NuSócios
SME CC
Open Finance
SME 1st
Street Mode
Purple Lists
Marketplace
Mobile
Insurance
PIX Financing
NuPay
NuCripto
Money Boxes
Samsung Pay
NuTap
Nunos
Payroll Deductible Loans
Nucoin
Car Insurance
Collateralized CC Limit
Cuenta Nu Mex
Cajitas Mex
Additional Limit PIX Credit
Insurance "Vidas Juntas"
2014
2017
2020
2021
2022
2023
Brazil
Rewards
Bank Account
Personal Loans
Pre-Paid Card
SME Bank Account
RDB
Nu Mexico
Nu Colombia
Secured Credit
Boleto Financing
Purchase Financing
easynvest
spin_pay
Olivia

83.7MM
Customers +18.4MM YoY
49% of Adult Population of Brazil
82% Monthly Activity Rate

US$ 1.9BN
Revenues +60% FXN YoY

US$ 782.0MM
Gross Profit +113% FXN YoY
42% Gross Profit Margin

US$ 224.9MM
Net Income

US$ 262.7MM
Adj. Net Income

Note 1: Products and features shown are illustrative and may not correspond to the exact period launched. **Note 2:** Adult population market share is calculated as the Nu's customers divided by the adult population of the country. **Note 3:** Adult population is defined as 18+ years for Brazil. **Note 4:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Note 5:** For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 6:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Continued Compounding of Growth, with Meaningful Shift to Profitability

Customers (MM)


CAGR: 42%
2.0x
41.7
48.1
53.9
59.6
65.3
70.4
74.6
79.1
83.7
Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23

Revenues (US$ MM)


CAGR: 130%
FXN
5.3 x
336.1
480.9
636.0
877.2
1,157.5
1,306.9
1,450.5
1,618.7
1,868.6
Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23

Gross Profit (US$ MM)


CAGR: 111%
FXN
4.5x
166.4
223.9
226.9
294.1
363.5
427.0
578.3
650.9
782.0
Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23

Net Income (Loss) (US$ MM)


53% QoQ
FXN
(15.1)
(34.4)
(66.1)
(45.1)
(29.9)
7.8
58.0
141.8
224.9
Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23

Note 1: 'CAGR' stands for Compound Annual Growth Rate. **Note 2:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** Q4'22 Nu Consolidated Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional details on calculations of Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

A Business Model That Drives Multi-Product Growth



Bruno Correia
nu

Active Customers
68.8MM
+ 32% YoY

Active Credit Card Customers
37.1MM
+ 27% YoY

NuInvest Active Customers
10.4MM
+ 121% YoY

NuCripto Active Customers
1.3MM
+ 160% YoY

Active NuAccounts
59.7MM
+ 34% YoY

Active Personal Loan Customers
6.7MM
+ 76% YoY

Active SME Accounts
1.8MM
+ 64% YoY

Active Insurance Policies
1.1MM
+ 57% YoY

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. **Source:** Nu.

Nu Holdings' Profitability Momentum Continues

Adjusted annualized ROE approaches 20%

Financial Performance (US$M)

Metrics	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23
Revenues	877	1,158	1,307	1,451	1,619	1,869
YoY FXN	*226%*	*230%*	*171%*	*112%*	*87%*	*60%*
Gross Profit	294	364	427	578	651	782
Margin	*34%*	*31%*	*33%*	*40%*	*40%*	*42%*
Net Income (Loss)	(45)	(30)	8	58[1]	142	225
Annualized ROE	*(4)%*	*(2)%*	*1%*	*5%*	*11%*	*17%*
Adjusted Net Income (Loss)	10	17	63	114	182	263
Annualized ROE	*1%*	*1%*	*5%*	*9%*	*14%*	*19%*

Note 1: Q4'22 Nu Consolidated Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measures. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Q2'23 Results



Our Model Powers Our Earnings Generating Formula

Rapidly Growing Customer Base		Increasing Revenue Per Customer		Low Cost Operating Platform		Substantial Earnings Power
ACTIVE CUSTOMERS	×	**ARPAC**	−	**COST TO SERVE**	=	nu

Strong Customer Acquisition and Sustained Growth in Activity Rate


Customers (MM)
Customers YoY: +28%
Active Customers YoY: +32%
Active Customers (MM)
52.3
57.4
61.2
64.9
68.8
65.3
70.4
74.6
79.1
83.7
80.2%
81.6%
81.9%
82.1%
82.2%
Activity Rate (%)
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. **Note 2**: 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Source**: Nu.

Compounding Effect of More Engagement And More Cross-sell Driving ARPAC Expansion

Active Customers Using NuAccount as their Primary Banking Account (%)



70%
Jan-23
Jan-22
Jan-21
Jan-20
Jan-19
Jan-18
Jan-17
60%
Total: 58%
50%
40%
30%
20%
10%
0%
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77

Number of Products Per Active Customer



4.0
Average: 3.8
3.0
2.0
1Q'17
2Q'23
1.0
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73

Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)



US$ month/ customer
Avg. monthly ARPAC of $9.3/month while some mature cohorts already reach ~$24/month
$26
$25
$24
$23
$22
$21
$20
$19
$18
$17
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Average: US$9.3
1Q'17
2Q'23
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self-transfers. We calculate the percentage of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months. **Note 2:** 'Number of products per active customer' refers to number of products used by an active customer. **Note 3:** 'ARPAC' stands for Average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 4:** The averages are calculated for the entire user base for each metric, respectively. **Source:** Nu.

Solid Revenue Growth Sustained by Customer Addition and ARPAC Expansion

ARPAC (US$)



YoY: 18%
FXN
7.8
7.9
8.2
8.6
9.3
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Revenues (US$MM)



YoY: 60%
FXN
1,158
1,307
1,451
1,619
1,869
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Compounding Effect of Customer Growth and Higher Limits Amplifying Purchase Volume

Purchase Volume (US$BN)



Prepaid Cards
Credit Cards
YoY: 30%
FXN
Credit Card: 30% FXN
Prepaid Card: 31% FXN
20.0
6.9
13.1
21.2
7.6
13.6
23.8
8.7
15.1
23.3
8.2
15.1
26.3
9.2
17.1
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Purchase Volume per Customer (US$)



FXN US$ month/ customer
$300
$250
$200
$150
$100
$50
$0
Months
1
5
9
13
17
21
25
29
33
37
41
45
49
53
57
61
65
69
73
Average: US$108
1Q'17
2Q'23

Note 1: Amounts are presented in US dollars and growth rates and Purchase Volume per Customer on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2**: The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period and divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). **Note 3**: Purchase volume is defined as the total value of transactions that are authorized through our credit and debit cards only; it does not include other payment methods that we offer such as PIX, a payment system that allows real-time payments and transfers launched by the Central Bank of Brazil, WhatsApp payments or traditional wire transfers. **Source:** Nu.

Strong Performance for Both Credit Card and Personal Loan Portfolios

Total Portfolio (US$BN)



Personal Loans
Credit Cards
YoY: 48%
FXN
Credit Card: 54% FXN
Personal Loans: 33% FXN
9.1
2.0
7.2
9.7
1.9
7.8
11.3
2.0
9.3
12.8
2.3
10.5
14.8
2.8
12.0
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Total Portfolio (%)



Personal Loans
Credit Cards
21%
79%
20%
80%
18%
82%
18%
82%
19%
81%
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Source:** Nu.

Gap to the Market on Interest Earning Portfolio (IEP) Closes as Nu Expands Financing Features

Credit Card IEP Evolution
(% of Total Receivables)


Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
85%
6%
8%
75%
15%
10%
Q2'22
83%
7%
10%
74%
17%
10%
Q3'22
81%
7%
12%
74%
17%
9%
Q4'22
77%
7%
16%
72%
18%
10%
Q1'23
74%
7%
19%
73%
16%
11%
Q2'23

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 2:** All data presented is for Brazil only. **Note 3:** Nu Installments IEP includes 'Boleto payments': allows customers to use their credit card for paying bills in installments; 'Purchase financing': allows customers to transform existing CC purchases in installments, directly in the app; 'PIX Financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances. **Note 4:** Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3). **Note 5:** Market balances excluding Nu. **Source:** Nu, Brazilian Central Bank.

Personal Loan Origination Levels Accelerated Sequentially



Origination (R$BN)
YoY: 53%
BRL
4.8
4.6
5.0
6.3
7.3
5.6%
5.5%
5.3%
5.7%
6.1%
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Credit Yield (%)

Note 1: Amounts are presented in BRL. **Note 2:** Credit Yield is the average rate of the loans originated in the last month of each quarter. **Source:** Nu.

Robust Deposits Franchise as Volume Grows and Funding Cost is Kept Stable

Deposits (US$BN)



YoY: 23%
FXN
13.3
14.0
15.8
15.8
18.0
98%
95%
78%
81%
80%
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Cost of Funding as a % of CDI

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Rates presented are the average cost of funding as percentage of CDI of the quarter. **Note 3:** 'CDI' stands for the Brazilian Interbank Deposit rate. **Source:** Nu.

NIM Expanded Sequentially Driven by Rising Interest Earning Portfolio (IEP) and Loan-to-Deposit Ratio

NII (US$MM) & NIM (%)



YoY: 133%
FXN
446
527
688
815
1,047
9.7%
11.1%
13.5%
15.7%
18.3%
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
NIM (%)

Note 1: "NII" (Net Interest Income) is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** "NIM" stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. **Note 3:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Stable Cost to Serve Underscores Operating Leverage Potential

Cost to Serve per Active Customer(US$)



YoY: (11)%
FXN
0.8
0.8
0.9
0.8
0.8
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2**: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source**: Nu.

Gross Profit Growth Path Remains Strong and Margin Expansion Continues



Gross Profit (US$MM)
YoY: 113%
FXN
363.5
427.0
578.3
650.9
782.0
31.4%
32.7%
39.9%
40.2%
41.8%
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Gross Profit Margin (%)

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Improving Operating Leverage as Business Scales

Efficiency



NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Ex. SBC
91.6%
68.6%
213.3
(195.3)
Q1'21
72.7%
57.4%
278.9
(202.7)
Q2'21
72.3%
60.7%
379.5
(274.3)
Q3'21
75.8%
56.1%
459.0
(347.8)
Q4'21
65.6%
52.7%
604.2
(396.2)
Q1'22
58.2%
750.0
50.2%
(436.1)
Q2'22
55.1%
847.0
45.8%
(466.4)
Q3'22
1,043.0
47.4%
41.0%
(494.0)
Q4'22
1,178.5
39.0%
33.5%
(460.1)
Q1'23
1,415.2
35.4%
29.2%
(500.8)
Q2'23

Note 1: 'NII' (Net Interest Income) is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** 'F&C' stands for Fee and Commission income. **Note 3:** Costs include transactional costs and operating expenses. **Note 4:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission income. **Note 5:** Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81.5%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 6:** 'SBC' refers to Share Based Compensation. **Source:** Nu.

Sequential Improvement in Both Net Income and Adjusted Net Income

Net Income (US$MM)



Net Income (Loss)
Adj. Net Income (Loss)
YoY: 15x
FXN
17.0
(29.9)
63.0
7.8
113.8
58.0
182.4
141.8
262.7
224.9
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Q4'22 Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Best-In-Class Cost Structure Lays Foundation for Sustainable Long-Term Differentiation

The Four Cost Pillars of Retail Financial Services

COST TO ACQUIRE	COST TO SERVE	COST OF RISK	COST OF FUNDING
$7 Per Customer	**<$1** Monthly Avg. per Active Customer	**5.9%** Consumer Finance Delinquency Rate	**$18.0Bn** Deposits
$2 is paid marketing	**~85%** lower than incumbents	**~20%** lower than Brazilian industry	**~80%** of CDI

Driving sustainable competitive advantages against both incumbents and fintechs

Note 1: Cost to Acquire and Cost to Serve consider consolidated figures. Cost of Risk and Cost of Funding for Brazil only. **Note 2:** Cost of Risk comparison versus the Market is done on a like-for-like basis, using Nu under the old write-off methodology versus the Brazilian system adjusted by the same income distribution of Nu's portfolio on a lagged basis (e.g. adjusted by growth). **Note 3:** Cost of Funding is the average rate as percentage of CDI during Q2'23. **Note 4:** 'CDI' stands for the Brazilian Interbank Deposit rate. **Note 5:** Cost to Acquire presented from January 2019 until June 2023 on an FX neutral basis and consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing. **Source:** Brazilian Central Bank, Company reports, Nu.

Q2'23
Credit Underwriting


Lucas Oliveira
nu

Delinquency Ratios Tracking Expectations

15-90 NPLs



Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23

90+ NPLs



Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23

Note 1: 'NPL' is a nonperforming loan. **Note 2:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 3:** Information presented for Brazil only. **Source:** Nu.

Nu has Shown Superior Credit Underwriting Across Income Bands for Credit Cards

NPL 90+ By Income Band

Defined by Minimum Wage (MW)

Nu
Market
% Adult Population



<1x MW
34%
8.3%
5.5%
12.0%
8.0%
Jan 19
Jun 23
1x to 2x MW
38%
8.8%
5.8%
15.0%
7.6%
Jan 19
Jun 23
2x to 3x MW
11%
6.7%
5.3%
10.8%
6.7%
Jan 19
Jun 23
3x to 5x MW
10%
5.2%
4.6%
8.9%
6.0%
Jan 19
Jun 23
5x to 10x MW
5%
4.2%
3.9%
5.9%
5.2%
Jan 19
Jun 23
10x to 20x MW
2%
3.5%
3.2%
4.6%
3.5%
Jan 19
Jun 23

Note 1: Credit card delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the total credit balance. **Note 2:** 'NPL' is a nonperforming loan, where a borrower is 90 days past due. **Note 3:** 'MW' refers to minimum wage (at R$1,320 per month as of 2023). **Note 4:** Data presented until June 2023. **Note 5:** Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 6:** The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. **Note 7:** Adult population is defined as 18+ years. **Note 8:** All data present is for Brazil only. **Source:** Nu, Brazilian Central Bank - SGS/SCR, IBGE, Company Reports.

Sequential Risk-Adjusted NIM Improvement Shows Effective Pricing for Risk

Credit Loss Allowance & Risk Adj. NIM



339
2.3%
Q2'22
375
3.2%
Q3'22
415
5.4%
Q4'22
475
6.6%
Q1'23
590
8.0%
Q2'23
Risk Adj. NIM (%)

Note 1: 'CLA' stands for Credit Loss Allowance Expenses. **Note 2:** 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory deposits at central banks; v) Credit Card interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other credit operations; and ix) Other financial assets at amortized cost. **Source:** Nu.

Wrapping Up



Main Product Launches



Secured Lending

- Payroll Lending & Investment Backed Loans
- FGTS Backed Loan
- R$ 600Bn-plus Outstanding Balance Market[1]
- Nu's Customers Represent +35% of the Market[1]

CuentaNu • Mexico

- Prepaid Account
- Prepaid Card
- + 1M Customers in 1 Month
- + MX$ 1.5Bn in Deposits in 1 Month

Other Relevant Launches

- **Investments**: i) Tesouro Direto ii) NuLimite Garantido iii) CDB Nubank
- **Insurance**: i) Parcela Segura ii) Vidas Juntas
- **Marketplace**: i) Cashback integration with Amazon into NuShopping ii) Partnership with Hopper[2] iii) In-app E2E offering of Casas Bahia's[3] 1P catalog

Note 1: As of Q2'23. **Note 2:** Hopper is a travel booking app. **Note 3:** Casas Bahia is a Brazilian retailer. **Source:** Brazilian Central Bank, Nu.

Q&A


R$ 238,16
Histórico
Mercado
nu



appendix

Capital and Liquidity Positions

Capital Position (US$Bn)



Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
3x
2x
1.6
0.7
0.9
2.0
0.7
1.3
4.4
2.4
0.7
1.3
NuFIN Capital Position
Prudential Conglomerate
Nu Holdings

Liquidity Position (US$Bn)



LDR
35%
6.3
18.0
Interest Earning Portfolio
Total Deposits

Note 1: The first bar considers a Capital Adequacy Ratio (CAR) of 10.5% for Nu Financeira S.A., our main financial institution, as of June 2023, according to CMN Resolution No. 4,955/21, and excludes US$98 million of capital requirements applicable to Nu Pagamentos S.A., our main payment institution, on the same date, according to Circular No. 3,681/13. The second and third bars consider a CAR of 6.75% from BCB Resolution No. 200/22, applicable to the conglomerate led by Nu Pagamentos starting in July 2023. **Note 2:** 'LDR' stands for Loan to Deposit Ratio. **Source:** Nu.

Evolution of Formation Ratios

NPL Formation


2.5%
2.9%
2.6%
1.9%
2.0%
1.9%
1.6%
1.6%
2.6%
1.1%
0.4%
0.9%
1.8%
1.7%
1.6%
2.1%
2.9%
3.0%
3.2%
2.9%
3.2%
2.8%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Stage 3 Formation


2.5%
2.9%
2.7%
1.9%
2.0%
1.9%
2.0%
1.6%
2.6%
1.1%
0.4%
0.9%
2.0%
1.9%
1.7%
2.3%
3.1%
3.2%
3.4%
3.1%
3.3%
2.9%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Note 1: 'NPL' is a nonperforming loan. **Note 2**: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 3**: Information presented for Brazil only. **Source:** Nu.

Evolution of Coverage Ratios

Coverage Ratio Over Total Balance



6.2%
6.6%
6.3%
5.5%
6.0%
8.8%
8.7%
7.7%
9.0%
8.6%
7.9%
7.4%
7.8%
7.2%
7.5%
8.1%
9.1%
9.7%
10.6%
10.9%
11.6%
12.6%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23

Coverage Ratio Over NPL90+



120.7%
123.2%
113.4%
109.6%
118.4%
173.0%
174.6%
170.0%
180.3%
139.3%
150.7%
199.0%
262.6%
242.5%
238.0%
257.5%
263.9%
235.2%
223.0%
208.6%
213.3%
213.9%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23

Note 1: Includes both credit card and personal loans. **Note 2:** The information presented is for Brazil only. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** 'NPL' is a nonperforming loan. **Source:** Nu.

Nu has Shown Superior Credit Underwriting Across Income Bands for Consumer Finance

NPL 90+ By Income Band

Defined by Minimum Wage (MW)



Nu
Market
% Adult Population
BASED ON INTERNAL ESTIMATES
<1x MW
34%
12.9%
8.3%
9.4%
5.5%
Jan 19
Jun 23
1x to 2x MW
38%
14.9%
8.8%
9.1%
5.8%
Jan 19
Jun 23
2x to 3x MW
11%
11.9%
6.7%
8.0%
5.3%
Jan 19
Jun 23
3x to 5x MW
10%
10.0%
5.2%
7.1%
4.6%
Jan 19
Jun 23
5x to 10x MW
5%
6.9%
4.2%
6.0%
3.9%
Jan 19
Jun 23
10x to 20x MW
2%
5.0%
3.5%
4.4%
3.2%
Jan 19
Jun 23

Note 1: Consumer finance delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due over 90 days, divided by the total credit balance. **Note 2:** 'NPL' is a nonperforming loan, where a borrower is 90 days past due. **Note 3:** 'MW' refers to minimum wage (at R$1,320 per month as of 2023). **Note 4:** Data presented until June 2023. **Note 5:** For the purpose of this analysis, Nu's NPL ratios are calculated using 360+ days write-off methodology. For the industry, we estimated collateralized lines reported inside Personal Loans (ex-Payroll) evolving from 10% in Jan-2019 to 27% in June 23. In addition, to estimate NPL ratios for those collateralized lines over the period analyzed, we used NPL ratios evolution of other collateralized products in Brazil, such as mortgages, payroll and auto financing as benchmarks. **Note 6:** Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 7:** The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. **Note 8:** Adult population is defined as 18+ years. **Note 9:** All data present is for Brazil only. **Source:** Nu, Brazilian Central Bank - SGS/SCR, IBGE, Company Reports.

Credit Card: Superior Asset Quality Even Adjusted by Growth

LAGGED NPL 90+ By Income Band

Defined by Minimum Wage (MW)



Nu
Market
% Adult Population
<1x MW
34%
12.9%
8.3%
9.4%
5.5%
Jan 20
Jun 23
1x to 2x MW
38%
15.5%
11.7%
10.8%
8.2%
Jan 20
Jun 23
2x to 3x MW
11%
10.4%
8.5%
7.1%
5.9%
Jan 20
Jun 23
3x to 5x MW
10%
9.5%
6.7%
7.8%
4.8%
Jan 20
Jun 23
5x to 10x MW
5%
6.6%
5.6%
5.9%
3.2%
Jan 20
Jun 23
10x to 20x MW
2%
6.3%
3.9%
3.6%
2.7%
Jan 20
Jun 23

Note 1: Credit card delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the total credit balance. **Note 2:** 'NPL' is a nonperforming loan, where a borrower is 90 days past due. **Note 3:** 'MW' refers to minimum wage (at R$1,320 per month as of 2023). **Note 4:** Data presented until June 2023. **Note 5:** Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 6:** The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. **Note 7:** Adult population is defined as 18+ years. **Note 8:** All data present is for Brazil only. **Source:** Nu, Brazilian Central Bank - SGS/SCR, IBGE, Company Reports.

Consumer Finance: Superior Asset Quality Even Adjusted by Growth

LAGGED NPL 90+ By Income Band

Defined by Minimum Wage (MW)



Nu
Market
% Adult Population
BASED ON INTERNAL ESTIMATES
<1x MW
34%
12.2%
12.3%
18.1%
13.0%
Jan 20
Jun 23
1x to 2x MW
38%
11.7%
8.4%
15.6%
12.7%
Jan 20
Jun 23
2x to 3x MW
11%
8.5%
6.0%
11.4%
8.4%
Jan 20
Jun 23
3x to 5x MW
10%
6.7%
4.9%
10.7%
9.3%
Jan 20
Jun 23
5x to 10x MW
5%
5.6%
3.3%
7.7%
6.9%
Jan 20
Jun 23
10x to 20x MW
2%
3.9%
2.7%
7.0%
4.5%
Jan 20
Jun 23

Note 1: Consumer finance delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the total credit balance. **Note 2:** 'NPL' is a nonperforming loan, where a borrower is 90 days past due. **Note 3:** 'MW' refers to minimum wage (at R$1,320 per month as of 2023). **Note 4:** Data presented until June 2023. **Note 5:** For the purpose of this analysis, Nu's NPL ratios are calculated using 360+ days write-off methodology. For the industry, we estimated collateralized lines reported inside Personal Loans (ex-Payroll) evolving from 10% in Jan-2019 to 27% in June 23. In addition, to estimate NPL ratios for those collateralized lines over the period analyzed, we used NPL ratios evolution of other collateralized products in Brazil, such as mortgages, payroll and auto financing as benchmarks. Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 6:** Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 7:** The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. **Note 8:** Adult population is defined as 18+ years. **Note 9:** All data present is for Brazil only. **Source:** Nu, Brazilian Central Bank - SGS/SCR, IBGE, Company Reports.

Evolution of Credit on an FX Neutral Basis

Total Portfolio (US$Bn, FX Neutral)



Personal Loans
Credit Cards
YoY: 48%
FXN
10.0
2.1
7.8
Q2'22
11.0
2.2
8.8
Q3'22
12.4
2.2
10.2
Q4'22
13.5
2.5
11.1
Q1'23
14.8
2.8
12.0
Q2'23

Credit Cards: 54% FXN | Personal Loans: 33% FXN

Note 1: All amounts are presented gross of provisions. **Note 2**: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** Figures consider the changes to the write-off estimates implemented in Q2'22. **Source:** Nu.

Strong Unit Economics Across All Credit Portfolios

Credit Cards Cumulative Gross Profit Margin
(as % of Revenues minus cost of funding)



100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61
Months
Based on actual cohort data, this is not an illustration.

Personal Loans Cumulative Gross Profit Margin
(as % of Revenues minus cost of funding)



100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1 5 9 13 17 21 25 29
Months
Based on actual cohort data, this is not an illustration.

Note 1: Credit card data based on the average of monthly cohorts throughout April 2018 to June 2023. **Note 2:** Personal Loans data based on the average of monthly cohorts throughout January 2021 to June 2023. **Note 3:** The information presented is for Brazil only. **Source:** Nu.

Solid Revenue Growth Sustained by Customer Addition and ARPAC Expansion

ARPAC (US$, FX Neutral)


YoY: 18%
FXN
7.9
8.4
8.6
8.9
9.3
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Revenues (US$MM, FX Neutral)


YoY: 60%
FXN
1,168.0
1,390.1
1,530.9
1,678.3
1,868.6
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Compounding Effect of Customer Growth and Higher Limits Amplifying Purchase Volume

Purchase Volume (US$Bn, FX Neutral)



Prepaid Cards
Credit Cards
YoY: 30%
FXN
20.2
7.0
13.2
Q2'22
22.5
8.0
14.5
Q3'22
25.2
9.1
16.0
Q4'22
24.2
8.5
15.7
Q1'23
26.3
9.2
17.1
Q2'23

Prepaid Card: 55% FXN | Credit Card: 44% FXN

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Stable Cost to Serve Underscores Operating Leverage Potential

Cost to Serve per Active Customer (US$, FX Neutral)



YoY: (11)%
FXN
0.9
0.9
0.9
0.9
0.8
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2**: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source**: Nu.

Gross Profit Growth Path Remains Strong and Margin Expansion Continues

Gross Profit (US$MM, FX Neutral)


YoY: 113%
FXN
366.8
454.2
610.3
674.9
782.0
31.4%
32.7%
39.9%
40.2%
42.1%
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Portfolio Growth Continues to be the Main Factor of Provision Balance Increase

Provisions Bridge (US$MM, FXN)



1,728
231
74
2,033
Q1'23 ECL
Growth
Risk
Q2'23 ECL

Note 1: The information presented is for Nu Holdings and includes both credit card and personal loans provision balance. **Note 2**: Amounts presented in FX neutral. **Note 3**: In Q2 2022, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Source**: Nu.

Non-IFRS Financial Measures and Reconciliations

This presentation includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired.
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

Non-IFRS Financial Measures and Reconciliations

Adjusted Net Income

Nu Holdings - Consolidated	As reported For the three months ended June 30,	
Adjusted Net Income (US$ million)	**2023**	**2022**
Profit (Loss) attributable to shareholders of the parent company for the period	224.9	(29.9)
Share-based compensation	87.0	59.8
Allocated tax effects on share-based compensation	(28.8)	(14.2)
Hedge of the tax effects on share-based compensation	(20.4)	1.3
Adjusted Net Income for the period	**262.7**	**17.0**

Nu Brazil - Consolidated	As reported For the three months ended June 30,	
Adjusted Net Income (US$ million)	**2023**	**2022**
Profit (Loss) for the period	188.7	24.7
Share-based compensation	63.3	36.5
Allocated tax effects on share-based compensation	(24.4)	(13.6)
Adjusted Net Income for the period	**227.6**	**47.6**

Source: Nu.

Non-IFRS Financial Measures and Reconciliations

Q4'22 Metrics adjusted by the CSA cancellation

Nu Holdings - Consolidated	For the three months ended December 31, 2022		
US$ million	**As presented in the financial statements**	**CSA termination adjustment**	**As presented in the earnings presentation**
Net income (loss)	(297.6)	355.6	58.0
Costs	(849.6)	355.6	(494.0)
Total operating expenses	(800.1)	355.6	(444.5)

Nu Holdings - Consolidated	For the three months ended December 31, 2022		
	Calculated using financial statements	**CSA termination adjustment**	**As presented in the earnings presentation**
Efficiency ratio	81.5%	(34.1)%	47.4%

Note 1: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 2:** Costs include transactional costs and operating expenses. **Source:** Nu.

Non-IFRS Financial Measures and Reconciliations

Equity and Annualized ROE

US$ million

Holdings - Consolidated	Reconciliation - ROE					
	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	Q2'23
Total equity at the end of the period	4,790.6	4,738.2	4,752.7	4,890.8	5,208.5	5,644.6
Net Income (Loss) for the period	(45.1)	(29.9)	7.8	58.0	141.8	224.9
Adjusted Net Income for the period	10.1	17.0	63.0	113.8	182.4	262.7
Annualized ROE	**(4)%**	**(2)%**	**1%**	**5%**	**11%**	**17%**
Annualized Adjusted ROE	**1%**	**1%**	**5%**	**9%**	**14%**	**19%**

Note 1: Q4'22 Nu Consolidated Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. **Source:** Nu.

Non-IFRS Financial Measures and Reconciliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended June 30, 2022 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended June 30, 2022 (R$4.988 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended June 30, 2023 (R$4.943 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended June 30, 2023.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended June 30, 2023 and 2022 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of June 30, 2023 (R$4.7854 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on June 30, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

Non-IFRS Financial Measures and Reconciliations

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1944, MXN 18.9665 and COP 4,696.9250 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.0757, MXN 18.8385 and COP 4,670.8600 to US$ 1.00).

As of February 28, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1755, MXN 18.5981 and COP 4,809.1650 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2364, MXN 18.3057 and COP 4,862.6600 to US$ 1.00).

As of March 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.2038, MXN 18.3980 and COP 4,750.0495 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5,0631, MXN 18.0462 and COP 4,663.2500 to US$ 1.00).

As of April 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.0147, MXN 18.0849 and COP 4,524.8911 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9880, MXN 18.0003 and COP 4,695.2700 to US$ 1.00).

As of May 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9793, MXN 17.7365 and COP 4,520.4267 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0556, MXN 17.6874 and COP 4,451.1100 to US$ 1.00).

As of June 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.4856, MXN 17.2340 and COP 4,192.9295 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7854, MXN 17.1248 and COP 4,171.7900 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

www.investors.nu
investors@nubank.com.br